# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Paymentus Holdings, Inc., CIK 0001841156
CUSIP: 70439P108
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 11605 North Community House Road, Suite 300, Charlotte, North Carolina (NC), 28277
Date of event which requires filing of this statement: 01/03/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-24-048938
Filed by CIK 0000936828

## Reporting persons
- GIC Private Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 1,216,581; sole dispositive power 0; shared dispositive power 1,216,581; aggregate amount beneficially owned 1,216,581 (4.96% of the class)
  Comment: Percent of class represented by amount in Row (9) is based on 24,522,383 shares of Class A Common Stock, par value $0.0001 per share ("Class A Common Stock"), of Paymentus Holdings, Inc. outstanding as of November 8, 2024, according to Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the "SEC") on November 12, 2024.
- GIC Special Investments Pte Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 1,216,581; sole dispositive power 0; shared dispositive power 1,216,581; aggregate amount beneficially owned 1,216,581 (4.96% of the class)
  Comment: Percent of class represented by amount in Row (9) is based on 24,522,383 shares of Class A Common Stock, par value $0.0001 per share ("Class A Common Stock"), of Paymentus Holdings, Inc. outstanding as of November 8, 2024, according to Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the "SEC") on November 12, 2024.
- Upton Investments Pte Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 1,216,581; sole dispositive power 0; shared dispositive power 1,216,581; aggregate amount beneficially owned 1,216,581 (4.96% of the class)
  Comment: Percent of class represented by amount in Row (9) is based on 24,522,383 shares of Class A Common Stock, par value $0.0001 per share ("Class A Common Stock"), of Paymentus Holdings, Inc. outstanding as of November 8, 2024, according to Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the "SEC") on November 12, 2024.

## Item 1. Issuer
Name of issuer: Paymentus Holdings, Inc.
Address of issuer's principal executive offices: 11605 North Community House Road, Suite 300, Charlotte, North Carolina, 28277

## Item 2. Person Filing
Name of person filing:
GIC Private Limited
GIC Special Investments Private Limited
Upton Investments Pte Ltd
Address of principal business office or, if none, residence:
168 Robinson Road
#37-01 Capital Tower
Singapore 068912
Citizenship:
GIC Private Limited - Republic of Singapore
GIC Special Investments Private Limited - Republic of Singapore
Upton Investments Pte Ltd - Republic of Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Ownership information with respect to GIC Private Limited ("GIC"), GIC Special Investments Private Limited ("GIC SI") and Upton Investment Pte Ltd ("Upton") is incorporated by reference to items (5) through (9) and (11) on the cover page for each entity.

Upton Investments Pte Ltd ("Upton") shares the power to vote and the power to dispose of 1,216,581 Class A Common Stock held directly by it with GIC Special Investments Private Limited ("GIC SI") and GIC PL. GIC SI is wholly owned by GIC PL and is the private equity investment arm of GIC PL.

GIC is a fund manager and only has 2 clients - the Government of Singapore ("GoS") and the Monetary Authority of Singapore ("MAS"). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS.

GIC is wholly owned by the GoS and was set up with the sole purpose of managing Singapore's foreign reserves.

The GoS disclaims beneficial ownership of these shares.
Percent of class: 4.96
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,216,581
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,216,581

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit Description
A Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons on December 10, 2024)

## Signatures
- GIC Private Ltd: /s/ Wong Hui Ping, Wong Hui Ping, Senior Vice President (02/05/2025)
- GIC Private Ltd: /s/ Toh Tze Meng, Toh Tze Meng, Senior Vice President (02/05/2025)
- GIC Special Investments Pte Ltd: /s/ Jo-Ann Khor Huey Ming, Jo-Ann Khor Huey Ming, Senior Vice President (02/05/2025)
- Upton Investments Pte Ltd: /s/ Arthur Chen, Arthur Chen, Director (02/05/2025)